                                   Exhibit 12

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                  Years Ended December 31,
(in thousands)                                      2001        2000        1999        1998        1997
                                                  --------    --------    --------    --------    --------
Fixed Charges:
      Interest Expense (including
           amortization of deferred debt cost)    $ 30,523    $ 39,429    $ 29,188    $ 18,026    $  9,525
      Interest Capitalized                          13,606       9,444       7,565       6,401       4,650
                                                  --------    --------    --------    --------    --------
                Total Fixed Charges               $ 44,129    $ 48,873    $ 36,753    $ 24,427    $ 14,175
                                                  ========    ========    ========    ========    ========
Earnings:
      Net income before net gain (loss) on real
           estate sales and extraordinary items
           and cumulative effect of change in
           accounting principle                   $(27,559)   $  8,785    $ 34,424    $ 40,301    $ 25,841
      Fixed Charges                                 44,129      48,873      36,753      24,427      14,175
      Capitalized Interest                         (13,606)     (9,444)     (7,565)     (6,401)     (4,650)
                                                  --------    --------    --------    --------    --------
                Total Earnings                    $  2,964    $ 48,214    $ 63,612    $ 58,327    $ 35,366
                                                  ========    ========    ========    ========    ========

Ratio of Earnings to Fixed Charges                    0.07(1)     0.99        1.73        2.39        2.49

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(1) Due to settlement expense of $45,788 in 2001, earnings fall short of a one to one coverage of fixed charges by $41,165.